Prospectus Supplement No. 4 to
Prospectus Dated December 19, 2007

Filed pursuant to Rule 424(b)(3)
Registration No. 333-146813

NORD RESOURCES CORPORATION

OFFERING OF 55,589,705 SHARES OF COMMON STOCK

This Prospectus Supplement No. 4 amends and supplements our prospectus dated December 19, 2007 relating to the resale of up to 55,589,705 shares of our common stock by the selling stockholders named in the prospectus under the heading "Selling Stockholders". These shares include the following shares:

  up to 30,666,700 shares of common stock issuable to certain selling stockholders, without the payment of any additional consideration, upon the conversion of 30,666,700 special warrants that were offered and sold in an unregistered private placement that closed on June 5, 2007;

  up to 15,333,350 shares of common stock issuable to certain selling stockholders upon the exercise of common stock purchase warrants, which in turn are issuable upon the conversion of the 30,666,700 special warrants that were offered and sold in the unregistered private placement that closed on June 5, 2007;

  up to 1,840,002 shares of common stock issuable to certain selling stockholders upon the exercise of stock options issued in partial consideration of services rendered in connection with the unregistered private placement of special warrants that closed on June 5, 2007;

  up to 4,053,590 shares of common stock issuable to certain selling stockholders upon the exercise of outstanding common stock purchase warrants; and

  up to 3,696,063 outstanding shares of common stock held by certain selling stockholders.

These transactions are described in the prospectus to which this prospectus supplement relates under "Selling Stockholders."

Our common stock is listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "NRD", and is also quoted on the Pink Sheets LLC under the symbol "NRDS". On May 7, 2008, the high and low prices for one share of our common stock on the TSX were C$0.85 and C$0.80, respectively; the closing price for one share of our common stock on the TSX on that date was C$0.80. We do not have any securities that are currently traded on any other exchange or quotation system. There is no market through which the warrants may be sold and purchasers may not be able to resell their warrants.

It is anticipated that the selling stockholders will offer to sell the shares of common stock being offered in our prospectus dated December 19, 2007 as amended and supplemented at prevailing market prices of our common stock on the TSX or, until our common stock is quoted on the OTC Bulletin Board or another quotation medium or stock market, on the Pink Sheets LLC, and, thereafter, at prevailing market prices on such quotation medium or stock market. Any selling stockholder may, in such selling stockholder's discretion, elect to sell such shares of common stock at fixed prices, at varying prices or at negotiated prices. There is no relationship whatsoever between the offering price and our assets, earnings, book value or any other objective criteria of value. We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders. We may receive proceeds from the exercise of warrants, if exercised, and will use such proceeds for general corporate purposes and potentially to repay corporate debt.

We agreed to bear substantially all of the expenses in connection with the registration and resale of the shares offered by our prospectus dated December 19, 2007 as amended and supplemented (other than selling commissions).

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated December 19, 2007. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The purchase of the securities offered through the prospectus as amended and supplemented involves a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. You should carefully read and consider the section of the prospectus titled "Risk Factors" before buying any of our shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus as amended and supplemented hereby. Any representation to the contrary is a criminal offence.

The date of this prospectus supplement is May 8, 2008.

EXTENSION OF WARRANTS

             The prospectus is hereby supplemented to disclose that our company's board of directors has authorized a six-month extension of the following outstanding common stock purchase warrants held by Nedbank Limited, the administrative agent and lead arranger of our US$25,000,000 secured credit facility dated June 28, 2007, which has been made available to us in connection with the reactivation of the Johnson Camp Mine:

  743,590 warrants issued to Nedbank in connection with a secured bridge loan in the principal amount of US$3,900,000 dated November 8, 2005, which has been repaid, each entitling Nedbank to purchase one share of our company's common stock until 5:00 p.m. (Central time) on May 8, 2008, at an exercise price of $0.88 per share; and

  100,000 warrants issued in connection with the extension of the maturity date of the secured bridge loan, each entitling Nedbank to purchase one share of our company's common stock until 5:00 p.m. (Central time) on May 15, 2008, at an exercise price of $1.00 per share.

             The period during which 743,590 warrants issued in connection with the bridge loan may be exercised has been extended until 5:00 p.m. (Central time) on November 8, 2008, and the period during which the 100,000 warrants issued in connection with the extension of the bridge loan may be exercised has been extended until 5:00 p.m. (Central time) on November 15, 2008. The other terms and conditions of these warrants, including their respective exercise prices, remain unchanged. No consideration was paid by Nedbank for these extensions. Under the applicable rules of the TSX, the warrants, as amended, may not be exercised by Nedbank until May 23, 2008.

SELLING STOCKHOLDERS

             In light of the extension of the foregoing warrants, the table below supplements and amends the table of Selling Stockholders beginning on page 60 of the prospectus. The information set forth in the table below regarding the Selling Shareholders named in the table supersedes the information regarding these Selling Shareholders in the prospectus, under each category listed. The following table provides information regarding the Selling Shareholders named and the number of shares of common stock they are offering for resale.

             Information with respect to beneficial ownership is based upon information obtained from the selling stockholder. Information with respect to "Shares Beneficially Owned After the Offering" assumes the sale of all of the shares offered by the prospectus and no other purchases or sales of our common shares by the selling stockholder. The selling stockholder may offer and sell, from time to time, any or all of the common stock issued to them upon conversion of the special warrants, or upon exercise of the share purchase warrants. Except as described below and to our knowledge, the named selling stockholder beneficially owns and has sole voting and investment power over all shares or rights to these shares. Other than the relationships described below, none of the selling stockholders had or has, as the case may be, any material relationship with us.

Name of selling stockholder and position, office or material relationship to Nord Resources Corporation	Shares owned prior to this offering(1)	Total number of shares to be offered for selling stockholder's account	Total shares to be owned upon completion of this offering	Percent owned upon completion of this offering(1)
Nedbank Limited(2)	1,081,360(3)	1,081,360(3)	Nil	0

(1)       Beneficial ownership calculation under Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)       The selling stockholder has identified Clive Stewart, Head of Corporate Banking, London, of Nedbank Limited as the individual who has voting and investment power over these shares.

(3)       Represents shares of common stock issuable by our company upon exercise of the following common stock purchase warrants: (a) 743,590 common stock purchase warrants issued in connection with a secured bridge loan by the selling stockholder in the principal amount of $3,900,000 dated November 8, 2005, with each warrant entitling the holder to purchase one share of our common stock until 5:00 p.m. (Central time) on November 8, 2008, at an exercise price of $0.88 per share; (b) 75,000 common stock purchase warrants issued in connection with the extension of the maturity date of the secured bridge loan by the selling stockholder, with each warrant entitling the holder to purchase one share of our common stock until 5:00 p.m. (Central time) on November 15, 2008, at an exercise price of $1.00 per share; (c) 88,770 common stock purchase warrants issued in connection with the extension of maturity date of the secured bridge loan by the selling stockholder, with each warrant entitling the holder to purchase one share of our common stock until 5:00 p.m. (Central time) on September 30, 2008, at an exercise price of $0.83 per share; and (d) 174,000 common stock purchase warrants issued in connection with the extension of maturity date of the secured bridge loan by the selling stockholder, and an increase of the principal amount of the bridge loan to $5,000,000 effective September 30, 2006, with each warrant entitling the holder to purchase one share of our common stock until 5:00 p.m. (Central time) on September 30, 2008, at an exercise price of $0.66 per share.

             Because a selling stockholder may offer by the prospectus all or some part of the common shares which it holds, no estimate can be given as of the date hereof as to the number of common shares actually to be offered for sale by a selling stockholder or as to the number of common shares that will be held by a selling stockholder upon the termination of such offering.

             A selling stockholder and any broker-dealers or agents that participate with that selling stockholder in the sale of the shares of common stock may be deemed to be "underwriters: within the meaning of the Securities Act of 1933, as amended, in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.